Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On December 11th 2006, Compagnie Générale de Géophysique (General Geophysics Company) spread a press release to announce a Combined General Meeting to resolve upon in particular issue of shares to be made in favor of VERITAS DGC Inc. shareholders
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 – NYSE : GGY)

Paris, December 11th, 2006
The shareholders of COMPAGNIE GENERALE DE GEOPHYSIQUE are invited to a
Combined General Meeting (ordinary and extraordinary) to be held on
Tuesday, January 9th, 2007 at 3:00 p.m.
Palais Brongniart, Petit Auditorium, 75002 Paris
Entrance rue Notre Dame des Victoires
This meeting is convened to resolve upon in particular issue of shares to be made in favor of VERITAS DGC Inc. shareholders

In order to participate personally or to be represented at the Meeting:
•     Holders of registered shares must have the shares registered in their name at least five days prior to the date of the Meeting.
•     Holders of bearer shares should, at least five days prior to the date of the Meeting, provide evidence that the shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary holding the shares on account. Such certificate should be sent to BNP PARIBAS Securities Services — GIS Emetteurs — Assemblées – Immeuble Tolbiac — 75450 Paris Cedex 09.

Postal voting or proxy forms and admission cards may be obtained on request from BNP PARIBAS Securities Services.
•     Shareholders wishing to cast a postal vote may obtain the appropriate form by writing to the Company, Corporate Legal Department, 33, av. Du Maine BP 191 75755 — Paris Cedex 15 or BNP PARIBAS Securities Services, GIS Emetteurs — Assemblées, by registered letter with acknowledgment of receipt, at least six days prior to the date of the Meeting.
The duly completed form must be returned to the Company’s head office or BNP PARIBAS Securities Services, GIS Emetteurs — Assemblées, on Wednesday January 3rd 2007 at the latest.
In the case of holders of bearer shares, postal votes will only be accepted subject to prior receipt of the certificate evidencing the fact that the shares are being held in a blocked account, as provided for above.
The agenda and the resolutions of the Meeting had been published in the Bulletin des Annonces Légales Obligatoires (BALO) of December 8th, 2006 and will be posted on the company web site www.cgg.com.

Contacts:
Béatrice Place-Faget	Tel. : +33 1 64 47 37 42
Christophe Barnini	Tel. : +33 1 64 47 38 10
Web site: www.ccg.com
Investor Information :
In connection with the proposed combination between Compagnie Générale de Géophysique (“CGG”) and Veritas DGC Inc. (“Veritas”), CGG has filed a registration statement on Form F-4 (File no. 333-138033) (the “Form F-4”), which includes a definitive Proxy Statement/Prospectus, dated November 30, 2006, relating to the CGG ordinary shares underlying the CGG American Depositary Shares (“ADS”) to be issued in the proposed transaction. CGG and Veritas have also filed, and intend to continue to file, additional relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by CGG with the SEC of a Registration Statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the CGG American Depositary Shares (“ADS”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued in exchange for shares of Veritas common stock. The Registration Statements and the Proxy Statement/Prospectus contain important information about Veritas, CGG, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may be able to obtain free copies of the documents filed with the SEC by CGG and Veritas (including the Form F-4 and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may be able to obtain free copies of materials filed with the SEC by CGG and Veritas (including the Form F-4 and the Form F-6) by contacting Investor Relations at +1 832 351 8821 and from CGG by contacting Investor Relations at invrel@cgg.com or by telephone at +33 1 64 47 38 31. Veritas and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Veritas’s Amendment No. 1 to Form 10-K/A, which was filed with the SEC on or about November 28, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Veritas by contacting Investor Relations at +1 832 351 8821.
CGG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in CGG’s Form 20-F filed with the SEC on May 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from CGG by contacting Investor Relations at +33 1 64 47 38 31.